ALTIMAR ACQUISITION CORP. II

40 West 57th Street, 33rd Floor

New York, NY 10019

December 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin

Anne Parker

Re:	Altimar Acquisition Corp. II

Registration Statement on Form S-4

File No. 333-259639

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Altimar Acquisition Corp. II (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 3 thereto, so that it will become effective at 4 P.M., Eastern Time, on December 3, 2021 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

ALTIMAR ACQUISITION CORP. II

By:	/s/ Tom Wasserman
Name:	Tom Wasserman
Title:	Chief Executive Officer

cc: Securities and Exchange Commission

Charles Eastman

Martin James

Altimar Acquisition Corp. II

Kathy Choi

Amanuel Kiros

Wendy Lai

Justin Parag

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ariel J. Deckelbaum

Raphael M. Russo

Keerthika M. Subramanian

Fathom Holdco, LLC

Ryan Martin

Winston & Strawn LLP

Steven J. Gavin

Matthew F. Bergmann

Brian T. Black